UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2013

Commission File Number 001-35751

STRATASYS LTD.

(Translation of registrant’s name into English)

c/o Stratasys, Inc. 7665 Commerce Way Eden Prairie, Minnesota 55344	2 Holtzman Street, Science Park P.O. Box 2496 Rehovot, Israel 76124
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

In compliance with the Companies Law, 5759-1999 of the State of Israel and the regulations promulgated thereunder (the “Companies Law”), Stratasys Ltd. (“Stratasys” or the “Company”) hereby notifies its shareholders that it will hold its Annual General Meeting of Shareholders (the “Meeting”) on Friday, June 21, 2013 at 2:00 p.m. U.S. Central Time, at Stratasys’ U.S. corporate headquarters, located at 7665 Commerce Way, Eden Prairie, Minnesota 55344-2020.  The record date for the determination of the holders of Stratasys’ ordinary shares, nominal value New Israeli Shekels (“NIS”) 0.01 per share (“Ordinary Shares”), entitled to vote at the Meeting is Monday, May 20, 2013.

At the Meeting, Stratasys’ shareholders will be asked to vote on the following:

1.              The approval of an amendment to the Company’s Amended and Restated Articles of Association (the “Articles of Association”) to increase the number of directors constituting the Company’s Board of Directors (the “Board”) from nine to ten by adding an unclassified director and to make conforming changes to the Articles of Association.

2.              Contingent upon the approval of Proposal 1, the election of Ms. Ziva Patir, who qualifies as an unaffiliated director under the Companies Law, to serve as the unclassified director of the Company, and the approval of the terms of her compensation.

3.              The approval of the terms of the compensation of Mr. Edward J. Fierko, Mr. John J. McEleney, and Mr. Clifford H. Schwieter as directors of the Company.

4.              The approval of the terms of up to four (4) grants of options, each consisting of the right to purchase 100,000 Ordinary Shares, to Mr. S. Scott Crump, the Company’s Chairman and Chief Innovation Officer, as of the date of the Meeting and on the first three (3) anniversaries thereof, provided that he remains employed as the Company’s Chief Innovation Officer.

5.              The approval of a cash bonus in an amount of NIS 460,000 (approximately $127,000) to be paid to Mr. David Reis, the Chief Executive Officer of the Company, in respect of his performance as Chief Executive Officer for the year ended December 31, 2012, as determined by the Board pursuant to its discretionary authority under Mr. Reis’ existing employment agreement.

6.              The approval of an increase in the coverage under the Company’s directors and officers liability insurance policy to aggregate maximum coverage of $60 million and an additional $15 million for Side A coverage for directors and officers.

7.              The approval of an amendment to the Articles of Association to increase the number of authorized Ordinary Shares of the Company from 60 million Ordinary Shares to 180 million Ordinary Shares and a corresponding increase in the share capital of the Company from NIS 600,000 to NIS 1,800,000.

8.              The re-appointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as our independent auditors for the year ending December 31, 2013 and until our next Annual General Meeting of shareholders, and the authorization of the Board (upon recommendation of the audit committee of the Board) to fix their remuneration.

In addition, the Company will hold a discussion with respect to its financial statements for fiscal year 2012 at the Meeting.  This Proposal will not involve a vote of the shareholders.

The Board of Directors of Stratasys recommends that Stratasys’ shareholders vote in favor of all of the above proposals.

The presence in person or by proxy of two or more shareholders possessing at least a majority of Stratasys’ voting rights will constitute a quorum at the Meeting.  In the absence of a quorum within 30 minutes of the scheduled time for the Meeting, the Meeting will be adjourned for a week and will be held on Friday, June 28, 2013 at the same time and place. At such adjourned meeting, the presence of at least two shareholders in person or by proxy (regardless of the voting power possessed by their shares) will constitute a quorum. The vote of all Stratasys shareholders is important regardless of whether they attend the Meeting.  Accordingly, the Company asks all shareholders to participate and vote regardless of the number of ordinary shares they own.

Approval of Proposal 1 requires the affirmative vote of 75% of the voting power of the Company, as described below, and approval of each of the other proposals at the Meeting requires the affirmative vote of a majority of the Ordinary Shares present (in person or by proxy) and voting (not including abstentions) at the Meeting (or at any adjournment thereof).  In addition, the approval of each of Proposals 1, 2, 3, 4, 5 and 6 requires the approval of a special majority, as follows:

Proposal 1 requires approval by a supermajority constituting 75% of the total voting power of the Company.  As described in the proxy statement to be sent to shareholders in connection with the Meeting, approval of Proposal 1 (and Proposal 2) is critical to the Company’s ability to achieve its business objectives while maintaining compliance with Israeli corporate law.  The Company therefore urges shareholders to participate in voting on and approving Proposal 1 in order to ensure that the required supermajority is achieved.

Furthermore, each of Proposal 2, 3, 4, 5, and 6 requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of Ordinary Shares present and voting thereon:

•                  the majority voted in favor of the proposal includes a majority of the Ordinary Shares held by non-controlling shareholders who do not have a personal interest in the approval of the proposal (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding abstentions; or

•                  the total number of Ordinary Shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in our Company.

Stratasys will soon provide to its shareholders a proxy statement describing, in detail, additional logistical information related to the Meeting, the proposals to be voted upon at the Meeting, the procedure for voting in person or by proxy at the Meeting and various other information related to the Meeting (including further information related to the required vote for approval of each proposal). The Company will also furnish copies of the proxy statement to the Securities and Exchange Commission (“SEC”) in a report on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov or the Company’s website at www.stratasys.com or by directing such request to Shane Glenn, the Company’s Vice President of Investor Relations, at sglenn@stratasys.com.

Exhibits

Exhibit No.	Description
99.1	Press Release issued by the Company on May 15, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.

Dated: May 15, 2013	By:	/s/ S. Scott Crump
Name: S. Scott Crump
Title: Chairman